

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Li Guo
Chief Executive Officer
KB Global Holdings Limited
No 3 Building of No 1 Jiali Construction Plaza FL 13
No. 4th Central Road, Futian, Shenzhen
Guangdong Province, 518000, People's Republic of China

> **Re: KB Global Holdings Limited**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 22, 2022**
> **File No. 333-261688**

Dear Ms. Guo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2022 letter.

Amendment No. 2 to Form S-1 filed March 22, 2022

General

1. We note your response to comment 1 and we reissue it in part. Your cover page still includes the phrase, "Except as disclosed in this Registration Statement."

2. We note your response to comment 3 and reissue it in part. You still have a cross-reference on page 27, "Description of Share Capital—Differences in Corporate Law" and there is no subheading in your filing titled "Differences in Corporate Law."

Cover Page

3. It appears that your cover page consists of eight pages. Please revise to limit your cover page to the disclosures that we have requested be included thereon, as well as the information required by Item 501 of Regulation S-K and other information that is key to an investment decision.

4. Please disclose prominently on the prospectus cover page that your operations are conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Disclose here, in addition to your disclosures elsewhere in your registration statement, that these contracts have not been tested in court.

5. We note your revised disclosure in response to comment 4 that the "VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law may prohibit direct foreign investment in the operating companies" (emphasis added). Please further revise to clearly explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Furthermore, since you have moved the corporate diagram, please delete the sentence, "The following diagram illustrates our corporate structure, including our subsidiaries, interests and consolidated variable interest entities as of the date of this prospectus."

6. We note your response to comment 8 and reissue it in part. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Prospectus Summary, page 1

7. We note your response to comment 12. Please revise the prospectus summary section to include cross-references to the specific risk factors where you describe the risks described in that comment in greater detail.

Our Challenges and Risks, page 3

8. We note your response to comment 13. Beginning on page 3, you have multiple references to an asset management business. Please clarify to us and in your filing whether or not you are in the asset management or alternative asset management business.

The Offering, page 7

9. We note your response to comment 16. However, we are unable to locate the revisions to the prospectus summary section that your response references, and we reissue the comment.

Risk Factors
We face uncertainties with respect to indirect transfers of equity interests..., page 22

10.   Please reconcile the apparent conflict between the following statements in this risk factor:
   • "While we face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, based on our current structure, these risks remain immaterial, regardless of the recent statements and regulatory actions by China's government;" and
   • "PRC Governmental Agencies may intervene or influence the Company's operations at any time, which could result in a material change in the Company's operations and/or the value of the Ordinary Shares. There is a risk that such action could significantly limit or completely hinder the Company's ability to offer or continue to offer any securities to investors and cause the value of such securities to significantly decline or be worthless."

Managements Discussion and Analysis of Financial Condition and Results of Operations, page 40

11.   We acknowledge your response to our prior comment 20. Please revise your Critical Accounting Policies section to ensure that each policy is provided under its own distinct caption.

Exhibits
Exhibit 8.2, page II-2

12.   We note in your Exhibit title that the opinion in Exhibit 5.1 includes an opinion regarding certain Cayman Islands tax matters. There does not appear to be any reference to tax matters in that opinion. Please file a separate legal opinion that satisfies the requirements of Item 601(b)(8) of Regulation S-K.

      You may contact Jacob Luxenburg at (202) 551-2339 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Finance